Exhibit 12.1

Ratio of Earnings to Fixed Charges and Preferred Share Dividends

(in thousands of U.S. dollars except ratios)

	Years Ended December 31
	2011	2010	2009	2008	2007
Earnings per Financial Statements	$1,584,612	$3,107,938	$2,548,929	$1,197,065	$2,578,098
Add:
Provision for income taxes	506,503	559,177	527,627	370,052	575,475
Fixed charges	287,790	251,287	252,782	255,704	198,722

Earnings for Computation	$2,378,905	$3,918,402	$3,329,338	$1,822,821	$3,352,295

Fixed Charges
Interest Expense	$249,839	$223,682	$224,858	$230,030	$174,870
One third of payments under operating leases	37,951	27,605	27,924	25,674	23,852

Total Fixed Charges	$287,790	$251,287	$252,782	$255,704	$198,722

Ratio of Earnings to Fixed Charges	8.3	15.6	13.2	7.1	16.9

Preferred Share Dividends	$—	$—	$—	$23,921	$44,851

Total Fixed Charges and Preferred Share Dividends	$287,790	$251,287	$252,782	$279,625	$243,573

Ratio of Earnings to Fixed Charges and Preferred Share Dividends	8.3	15.6	13.2	6.5	13.8

Note:	ACE recognizes accruals for interest and penalties, if any, related to unrecognized tax benefits in income tax expense (i.e., excluded from interest expense).